May 12, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tarik Gause
Phone:	(202) 551-3528

Re:	Easton-Bell Sports, Inc.

Registration Statement on Form S-4

Filed May 5, 2010

File No.: 333-166527

Ladies and Gentlemen:

Pursuant to the request in the comment letter of May 10, 2010 from Amanda Ravitz to Mark A. Tripp of Easton-Bell Sports, Inc., with respect to the Registration Statement on Form S-4 filed on May 5, 2010 (the “Registration Statement”), this letter will serve to confirm for you that this firm concurs with your understanding that the reference to the General Corporation Law of the State of Delaware in our legal opinion, Exhibit 5.1 of the Registration Statement, includes all rules and regulations underlying its provisions, as well as applicable judicial and regulatory determinations.

Very truly yours,

/s/ Carl P. Marcellino